Exhibit 12.1

WIDEOPENWEST FINANCE, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Year ended December 31,									Three Months ended March 31,
	2013		2012		2011	2010		2009		2014

Earnings (loss) before income taxes	$(155.0)		$(112.2)		$19.5	$(5.4)		$(27.1)		$(19.2)
Add: Fixed charges (from below)	244.5		182.1		76.2	94.1		93.7		58.4

Earnings as defined	$89.5		$69.8		$95.7	$88.7		$66.6		$39.2
Fixed charges:
Interest expense, including amortization of debt issuance costs and accretion of debt discount	242.0		180.4		75.1	93.0		92.6		57.8
Estimated interest factor from rental expense (2)	2.5		1.7		1.1	1.1		1.1		0.6
Total fixed charges	$244.5		$182.1		$76.2	$94.1		$93.7		$58.4
Ratio of earnings to fixed charges(1)	n/a	(3)	n/a	(4)	1.26	n/a	(5)	n/a	(6)	n/a	(7)

(1) The ratio of earnings to fixed charges is computed by dividing earnings (loss) from operations plus fixed charges, by fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be a reasonable approximation of the interest factor.

(2) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.
(3) For the fiscal year ended December 31, 2013, earnings were insufficient to cover fixed charges by $155.0 million.
(4) For the fiscal year ended December 31, 2012, earnings were insufficient to cover fixed charges by $112.2 million.
(5) For the fiscal year ended December 31, 2010, earnings were insufficient to cover fixed charges by $5.4 million.
(6) For the fiscal year ended December 31, 2009, earnings were insufficient to cover fixed charges by $27.1 million.
(7) For the three months ended March 31, 2014, earnings were insufficient to cover fixed charges by $19.2 million.